FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 7/31/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2013 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                       By: /s/ Daniel Novegil

Name: Pablo Brizzio                                      Name: Daniel Novegil

Title: Chief Financial Officer                         Title: Chief Executive Officer

Dated: July 31, 2013

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Second Quarter and First Half 2013 Results

Luxembourg, July 31, 2013 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2013.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Second Quarter 2013 Results

	2Q 2013[1]	1Q 2013[1]		2Q 2012[2]

Steel Shipments (tons)	2,213,000	2,241,000	-1%	2,173,000	2%
Iron Ore Shipments (tons)	1,218,000	1,101,000	11%	462,000	164%
Net Sales (USD million)	2,134.4	2,135.7	-0%	2,157.2	-1%
Operating Income (USD million)	276.0	271.8	2%	259.0	7%
EBITDA (USD million)	370.5	367.7	1%	349.4	6%
EBITDA per Ton[3] (USD)	167.4	164.0		160.8
EBITDA Margin (% of net sales)	17%	17%		16%
Equity in Losses of Non-Consolidated Companies	(10.3)	(15.9)		(19.6)
Net Income (USD million)	134.4	151.4		115.4
Equity Holders' Net Income (USD million)	102.7	129.3		101.4
Earnings per ADS (USD)	0.52	0.66		0.52

•         EBITDA4 of USD370.5 million in the second quarter 2013, relatively stable compared to EBITDA in the first quarter 2013.

  Earnings per American Depositary Share (ADS)5 of USD0.52 in the second quarter 2013, a USD0.14 lower result per ADS than in the first quarter 2013 mainly due to higher income tax expenses, including a USD0.06 non-recurring income tax loss per ADS related to the settlement of a claim from the Mexican tax authorities, and a sequential increase in non-controlling interest results in the second quarter 2013.
  Capital expenditures of USD289.6 million in the second quarter 2013, up from USD218.1 million in the first quarter 2013. Tenigal is concluding the construction of its facility in Monterrey, Mexico and produced its first hot dip galvanized coil during July.
  Net debt position of USD1.7 billion at the end of June 2013, up from USD1.5 billion at the end of March 2013.

1 Iron ore shipments in 2013 include Ternium’s interest in Peña Colorada. Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for both companies show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.

2 Certain comparative amounts have been reclassified to conform to changes in presentation in the current period, and also to reflect the changes in connection with the completion of the purchase price allocation of Usiminas.

3 Consolidated EBITDA divided by steel shipments

4 EBITDA in the second quarter 2013 equals operating income of USD276.0 million adjusted to exclude depreciation and amortization of USD94.5 million.

5 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Operating income in the second quarter 2013 was USD276.0 million, relatively stable compared to that of the first quarter 2013 as a result of relatively stable net sales and operating cost6. Ternium’s net income in the second quarter 2013 was USD134.4 million, a USD17.0 million lower result compared to net income in the first quarter 2013 mainly due to a USD13.7 million non-recurring income tax charge in the second quarter 2013 in connection with the settlement of a claim from the Mexican tax authorities related to fiscal year 2004 and a higher effective tax rate due to higher net income from Siderar.

Operating income in the second quarter 2013 was USD17.0 million higher than in the second quarter 2012, mainly as a result of higher iron ore sales to third parties. Net income in the second quarter 2013 was USD19.0 million higher year-over-year mainly due to the above mentioned increase in operating income and better results from non-consolidated companies, partially offset by a higher income tax expense.

6Operating cost equals cost of sales plus SG&A.

Summary of First Half 2013 Results

	1H 2013[1]	1H 2012[2]

Steel Shipments (tons)	4,454,000	4,335,000	3%
Iron Ore Shipments (tons)	2,319,000	915,000	154%
Net Sales (USD million)	4,270.2	4,339.1	-2%
Operating Income (USD million)	547.8	543.1	1%
EBITDA (USD million)	738.2	722.4	2%
EBITDA per Ton (USD)	165.7	166.6
EBITDA Margin (% of net sales)	17%	17%
Equity in Losses of Non-Consolidated Companies	(26.2)	(35.0)
Net Income (USD million)	285.8	286.6
Equity Holders' Net Income (USD million)	232.0	243.4
Earnings per ADS (USD)	1.18	1.24

•         EBITDA7 of USD738.2 million in the first half 2013, slightly higher than EBITDA in the first half 2012.

  Earnings per ADS8 of USD1.18 in the first half 2013, USD0.06 lower than in the first half 2012.
  Capital expenditures of USD507.7 million in the first half 2013, up from USD406.5 million in the first half 2012.

Operating income in the first half 2013 was USD547.8 million, relatively stable compared to operating income in the first half 2012 as a result of slightly lower net sales and operating cost. Net income in the first half 2013 was USD285.8 million, similar to that obtained in the first half 2012 due to the above mentioned stable operating income, better results from non-consolidated companies and a lower income tax expense, offset by an increase in financial expenses.

Outlook

Steel shipments in Ternium’s main markets remain healthy. In Mexico, activity continues at a good pace in the industrial sector, while the country's commercial sector, which is more closely tied to construction, has yet to benefit from increased infrastructure investment. In the Southern Region, the shipment levels of the second quarter 2013 are expected to continue into the third quarter.

Ternium anticipates a reduction in operating income in the third quarter 2013 compared to the second quarter 2013 mainly as a result of lower average prices in Argentina and Mexico. Average prices in Mexico are expected to decrease mainly due to lower contract prices, which are set in accordance to prior quarters price levels.

 7 EBITDA in the first half 2013 equals operating income of USD547.8 million adjusted to exclude depreciation and amortization of USD190.3 million.

 8 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Analysis of Second Quarter 2013 Results

Net income attributable to Ternium’s equity holders in the second quarter 2013 was USD102.7 million, compared to a net income of USD101.4 million in the second quarter 2012.  Including non-controlling interest, net income for the second quarter 2013 was USD134.4 million, compared to a net income of USD115.4 million in the second quarter 2012. Earnings per ADS in the second quarter 2013 were USD0.52, similar to earnings in the second quarter 2012.

Net sales in the second quarter 2013 were USD2.1 billion, 1% lower than net sales in the second quarter 2012, mainly as a result of lower steel products sales in Mexico, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. The following table shows Ternium’s total consolidated net sales for the second quarter 2013 and 2012:

	Net Sales (million USD)
	2Q 2013	2Q 2012	Dif.
Mexico	1,028.2	1,127.0	-9%
Southern Region	741.9	677.3	10%
Other Markets	323.7	344.0	-6%
Total steel products net sales	2,093.8	2,148.3	-3%
Other products[1]	6.8	8.9	-24%
Total steel segment net sales	2,100.6	2,157.2	-3%

Total mining segment net sales	101.8	44.4	130%
Intersegment eliminations	(68.0)	(44.4)	53%
Total net sales	2,134.4	2,157.2	-1%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD1.7 billion in the second quarter 2013, a decrease of USD33.9 million compared to the second quarter 2012.  This was principally due to a USD52.6 million, or 4%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchase slabs costs, partially offset by a 2% increase in shipment volumes and higher energy costs; and an USD18.7 million increase in other costs, including a USD14.4 million increase in labor cost and a USD6.7 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the second quarter 2013 were USD215.8 million, or 10.1% of net sales, an increase of USD4.4 million compared to the second quarter 2012, mainly due to higher taxes and contributions (other than income tax).

Operating income in the second quarter 2013 was USD276.0 million, or 12.9% of net sales, compared to operating income of USD259.0 million, or 12.0% of net sales, in the second quarter 2012.  The following table shows Ternium’s operating income by segment for the second quarter 2013 and the second quarter 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2Q 2013	2Q 2012	2Q 2013	2Q 2012	2Q 2013	2Q 2012	2Q 2013	2Q 2012
Net Sales	2,100.6	2,157.3	101.8	44.4	(68.0)	(44.4)	2,134.4	2,157.2
Cost of sales	(1,652.7)	(1,701.2)	(76.3)	(34.8)	75.3	48.3	(1,653.8)	(1,687.7)
SG&A expenses	(210.8)	(209.6)	(5.0)	(1.8)	-	-	(215.8)	(211.4)
Other operating income, net	10.9	0.7	0.3	0.1	-	-	11.1	0.8
Operating income	247.9	247.2	20.8	7.9	7.3	3.9	276.0	259.0

EBITDA	336.9	333.7	26.2	11.7	7.3	3.9	370.5	349.4

Steel reporting segment

The steel segment’s operating income was USD247.9 million in the second quarter 2013, relatively stable compared to the second quarter 2012, reflecting lower sales and operating cost.

Net sales of steel products in the second quarter 2013 decreased 3% compared to the second quarter 2012, reflecting a USD43 decrease in steel revenue per ton shipped, mainly due to lower steel prices in Mexico and Other Markets, partially offset by higher prices and a higher value mix in the Southern Region. Shipments increased 39,600 tons, or 2%, compared to the second quarter 2012, mainly due to higher sales volume in the Southern Region and Other Markets, partially offset by lower sales volume in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2Q 2013	2Q 2012	Dif.	2Q 2013	2Q 2012	Dif.	2Q 2013	2Q 2012	Dif.
Mexico	1,028.2	1,127.0	-9%	1,191.4	1,222.6	-3%	863	922	-6%
Southern Region	741.9	677.3	10%	662.6	624.1	6%	1,120	1,085	3%
Other Markets	323.7	344.0	-6%	358.9	326.5	10%	902	1,054	-14%

Total steel products	2,093.8	2,148.3	-3%	2,212.9	2,173.3	2%	946	989	-4%
Other products[1]	6.8	8.9	-24%

Total steel segment	2,100.6	2,157.2	-3%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 2% due to a 4% decrease in operating cost per ton, partially offset by a 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material and purchased slabs costs, partially offset by an increase in energy and labor costs, maintenance expenses and taxes (other than income tax).

Mining reporting segment

The mining segment’s operating income was USD20.8 million in the second quarter 2013, an increase of USD12.9 million compared to the second quarter 2012, mainly reflecting higher sales of iron ore.

Sales of mining products in the second quarter 2013 were 130% higher than in the second quarter 2012. Shipments were 1.2 million tons, 164% higher than in the second quarter 2012 and revenue per ton was USD84, 13% lower than in the second quarter 2012. The year-over-year differences were mainly due to the proportional consolidation of Peña Colorada and higher iron ore sales.

	Mining segment
	2Q 2013	2Q 2012	Dif.
Net Sales (million USD)	101.8	44.4	130%
Shipments (thousand tons)	1,217.6	461.9	164%
Revenue per ton (USD/ton)	84	96	-13%

Operating cost increased 122% year-over-year, due to a 164% increase in shipment volumes, partially offset by a 16% decrease in operating cost per ton, mainly as a result of the proportional consolidation of Peña Colorada, which has a lower cost per ton of production than that of Las Encinas’.

EBITDA in the second quarter 2013 was USD370.5 million, or 17.4% of net sales, compared with USD349.4 million, or 16.2% of net sales, in the second quarter 2012.

Net financial results were a USD38.5 million loss in the second quarter 2013, compared with a USD42.5 million loss in the second quarter 2012.

During the second quarter 2013, Ternium’s net interest results totaled a loss of USD27.4 million, compared with a USD37.7 million loss in the second quarter 2012, reflecting lower indebtedness and lower weighted average interest rates.

Equity in results of non-consolidated companies was a loss of USD10.3 million in the second quarter 2013, compared to a loss of USD19.6 million in the second quarter 2012, mainly due to a better result in Usiminas partially offset by the proportional consolidation of Peña Colorada in 2013.

Income tax expense in the second quarter 2013 was USD92.8 million, or 41% of income before income tax, compared with an income tax expense of USD81.5 million in the same period in 2012, or 41% of income before income tax. Income tax expense in the second quarter 2013 included a USD13.7 million non-recurring loss in connection to the settlement of a claim from the Mexican tax authorities related to fiscal year 2004. Income tax expense in the second quarter 2012 included a USD10.5 million non-recurring loss related to an amendment of a previous period tax return in Mexico.  Excluding the effect of these non-recurring losses, income tax in the second quarter 2013 and 2012 would have been 35% and 36% of income before income tax, respectively.

Analysis of First Half 2013 Results

Net income attributable to Ternium’s equity holders in the first half 2013 was USD232.0 million, compared to a net income of USD243.4 million in the first half 2012.  Including non-controlling interest, net income for the first half 2013 was USD285.8 million, compared to a net income of USD286.6 million in the first half 2012. Earnings per ADS in the first half 2013 were USD1.18, compared to earnings of USD1.24 in the first half 2012.

Net sales in the first half 2013 were USD4.3 billion, 2% lower than net sales in the first half 2012, mainly as a result of lower steel products sales in Mexico and Other Markets, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. The following table shows Ternium’s total consolidated net sales for the first half 2013 and 2012:

	Net Sales (million USD)
	1H 2013	1H 2012	Dif.
Mexico	2,092.9	2,284.1	-8%
Southern Region	1,430.6	1,343.5	6%
Other Markets	670.4	698.0	-4%
Total steel products net sales	4,193.9	4,325.6	-3%
Other products[1]	13.9	13.2	5%
Total steel segment net sales	4,207.8	4,338.9	-3%

Total mining segment net sales	201.6	89.8	124%
Intersegment eliminations	(139.2)	(89.6)	55%
Total net sales	4,270.2	4,339.1	-2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD3.3 billion in the first half 2013, a decrease of USD74.7 million compared to the first half 2012.  This was principally due to a USD120.0 million, or 4%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 3% increase in shipment volumes and higher energy costs; and a USD45.3 million increase in other costs, including a USD28.5 million increase in labor cost and an USD18.1 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the first half 2013 were USD423.0 million, or 9.9% of net sales, an increase of USD8.4 million compared to the first half 2012, mainly including higher taxes and contributions (other than income tax) and freight and transportation expenses, partially offset by lower services and labor expenses.

Operating income in the first half 2013 was USD547.8 million, or 12.8% of net sales, compared to operating income of USD543.1 million, or 12.5% of net sales, in the first half 2012.  The following table shows Ternium’s operating income by segment for the first half 2013 and the first half 2012.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012
Net Sales	4,207.8	4,338.9	201.6	89.8	(139.2)	(89.6)	4,270.2	4,339.1
Cost of sales	(3,308.6)	(3,395.6)	(142.3)	(78.2)	140.0	88.2	(3,310.9)	(3,385.6)
SG&A expenses	(408.9)	(411.4)	(14.0)	(3.1)	-	-	(423.0)	(414.6)
Other operating income (expenses), net	11.5	4.2	(0.0)	0.0	-	-	11.5	4.2
Operating income (expense)	501.8	536.0	45.2	8.5	0.8	(1.4)	547.8	543.1

EBITDA	676.6	707.8	60.7	16.0	0.8	(1.4)	738.2	722.4

Steel reporting segment

The steel segment’s operating income was USD501.8 million in the first half 2013, a decrease of USD34.2 million compared to the first half 2012, reflecting lower sales partially offset by lower operating cost.

Net sales of steel products in the first half 2013 decreased 3% compared to the first half 2012, reflecting a USD56 decrease in steel revenue per ton shipped, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 118,800 tons, or 3%, compared to the first half 2012, mainly due to higher sales volume in Southern Region and Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1H 2013	1H 2012	Dif.	1H 2013	1H 2012	Dif.	1H 2013	1H 2012	Dif.
Mexico	2,092.9	2,284.1	-8%	2,440.6	2,456.7	-1%	858	930	-8%
Southern Region	1,430.6	1,343.5	6%	1,271.3	1,221.0	4%	1,125	1,100	2%
Other Markets	670.4	698.0	-4%	742.4	657.8	13%	903	1,061	-15%

Total steel products	4,193.9	4,325.6	-3%	4,454.3	4,335.5	3%	942	998	-6%
Other products[1]	13.9	13.2	5%

Total steel segment	4,207.8	4,338.9	-3%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 2%, due to a 5% decrease in operating cost per ton, partially offset by a 3% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material costs, purchased slabs costs and services expenses, partially offset by higher energy and labor costs, maintenance, freight and transportation expenses, and taxes (other than income tax).

Mining reporting segment

The mining segment’s operating income was USD45.2 million in the first half 2013, an increase of USD36.7 million compared to the first half 2012 mainly reflecting the proportional consolidation of Peña Colorada’s mining operations in the first half 2013 and higher iron ore sales.

Sales of mining products in the first half 2013 were 124% higher than in the first half 2012. Shipments were 2.3 million tons, 154% higher than in the first half 2012, and revenue per ton was USD87, 12% lower than in the first half 2012. The year-over-year differences were mainly due to the proportional consolidation of Peña Colorada and higher iron ore sales.

	Mining segment
	1H 2013	1H 2012	Dif.
Net Sales (million USD)	201.6	89.8	124%
Shipments (thousand tons)	2,318.9	914.6	154%
Revenue per ton (USD/ton)	87	98	-12%

Operating cost increased 92% year-over-year, due to a 154% increase in shipment volumes, partially offset by a 24% decrease in operating cost per ton, mainly reflecting the proportional consolidation of Peña Colorada, which has a cost per ton of production lower than that of Las Encinas’, and a higher operating cost per ton in the first quarter 2012 as a result of substantial purchases of third parties’ ore due to a blockade at Las Encinas facilities that was lifted during March 2012.

EBITDA in the first half 2013 was USD738.2 million, or 17.3% of net sales, compared with USD722.4 million, or 16.6% of net sales, in the first half 2012.

Net financial results were a USD79.3 million loss in the first half 2013, compared with a USD56.5 million loss in the first half 2012.

During the first half 2013, Ternium’s net interest results totaled a loss of USD57.1 million, compared with a USD65.8 million loss in the first half 2012, reflecting lower indebtedness and lower weighted average interest rates.

Net foreign exchange result was a loss of USD6.6 million in the first half 2013 compared to a gain of USD5.5 million in the first half 2012.

Change in fair value of financial instruments included in net financial results in the first half 2013 was a USD9.9 million loss, mainly related to results from changes in the fair value of financial assets, compared with a USD10.7 million gain in the first half 2012, mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a loss of USD26.2 million in the first half 2013, compared to a loss of USD35.0 million in the first half 2012, mainly as a result of a better result in Usiminas partially offset by the proportional consolidation of Peña Colorada in 2013.

Income tax expense in the first half 2013 was USD156.6 million, or 35% of income before income tax, compared with an income tax expense of USD165.1 million in the same period in 2012, or 37% of income. Income tax expense in the first half 2013 included a USD13.7 million non-recurring loss in connection to the settlement of a claim from the Mexican tax authorities related to fiscal year 2004. Income tax expense in the first half 2012 included a USD10.5 million non-recurring loss related to an amendment of a previous period tax return in Mexico.  Excluding the effect of these non-recurring losses, income tax in the first half 2013 and 2012 would have been 32% and 34% of income before income tax, respectively.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2013 was USD555.5 million. Working capital decreased USD121.5 million in the first half 2013 as a result of a USD43.1 million decrease in inventories, an aggregate USD65.8 million increase in accounts payable and other liabilities and an aggregate USD12.5 million net decrease in trade and other receivables. Inventories decreased in the first half 2013 mainly reflecting a decrease in inventories of purchased steel, on lower volumes and higher costs, partially offset by higher costs and volumes of raw materials.

Capital expenditures in the first half 2013 were USD507.7 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products (Pesquería/Tenigal project) and, in Argentina, the expansion of specialty steel production capacity, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements at the hot strip mill.

In the first half 2013, Ternium had free cash flow of USD47.9 million9. The company’s net repayments of borrowings in the first half 2013 were USD133.7 million, mainly due to a USD200.0 million repayment of Ternium México’s syndicated loan facility, partially offset by net borrowings of short-term debt. In addition, net dividends paid to shareholders were USD127.6 million and net dividends paid to minority shareholders were USD27.4 million. As of June 30, 2013, Ternium’s net debt position was USD1.710 billion.

Net cash provided by operating activities in the second quarter 2013 was USD207.7 million.  Working capital decreased USD70.7 million in the second quarter 2013 as a result of an aggregate USD78.1 million net decrease in trade and other receivables and an aggregate USD2.9 million net increase in accounts payable and other liabilities, partially offset by a USD10.3 million increase in inventories. Inventories increased in the second quarter 2013 mainly reflecting higher volumes and costs of raw materials, partially offset by lower volumes of goods in transit and a decrease in inventories of purchased steel, on lower volumes and higher costs. Ternium had negative free cash flow of USD81.9 million11 in the period.

10 Net debt position at June 30, 2013 equals borrowings of USD2.2 billion less cash and equivalents plus other investments of USD0.5 billion.

11 Negative free cash flow in the second quarter 2013 equals net cash provided by operating activities of USD207.7 million less capital expenditures of USD289.6 million.

9  Free cash flow in the first half 2013 equals net cash provided by operating activities of USD555.5 million less capital expenditures of USD507.7 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated income statement

USD million	2Q 2013	2Q 2012	1H 2013	1H 2012
	(Unaudited)		(Unaudited)
Net sales	2,134.4	2,157.2	4,270.2	4,339.1
Cost of sales	(1,653.8)	(1,687.7)	(3,310.9)	(3,385.6)
Gross profit	480.7	469.5	959.3	953.5
Selling, general and administrative expenses	(215.8)	(211.4)	(422.9)	(414.6)
Other operating income, net	11.1	0.8	11.5	4.2
Operating income	276.0	259.0	547.8	543.1

Interest expense	(30.4)	(40.4)	(63.7)	(77.3)
Interest income	2.9	2.7	6.6	11.5
Other financial (expenses) income, net	(11.1)	(4.8)	(22.2)	9.3
Equity in losses of non-consolidated companies	(10.3)	(19.6)	(26.2)	(35.0)
Income before income tax expense	227.2	196.9	442.4	451.6
Income tax expense	(92.8)	(81.5)	(156.6)	(165.1)
Profit for the period	134.4	115.4	285.8	286.6

Attributable to:
Equity holders of the Company	102.7	101.4	232.0	243.4
Non-controlling interest	31.7	14.0	53.9	43.2
Profit for the period	134.4	115.4	285.8	286.6

Consolidated balance sheet

USD million	June 30, 2013	December 31, 2012
	(Unaudited)

Property, plant and equipment, net	4,726.3	4,438.1
Intangible assets, net	970.9	965.2
Investments in non-consolidated companies	1,450.4	1,710.5
Other investments	3.7	7.1
Derivative financial instruments	1.6	-
Deferred tax assets	15.0	12.5
Receivables, net	76.2	72.8
Trade receivables, net	3.3	5.0
Total non-current assets	7,247.5	7,211.4

Receivables	155.2	187.2
Derivative financial instruments	-	0.1
Inventories, net	1,911.5	2,000.1
Trade receivables, net	763.3	735.1
Other investments	108.1	160.8
Cash and cash equivalents	385.7	560.3
Total current assets	3,323.8	3,643.6

Non-current assets classified as held for sale	14.7	12.0

Total assets	10,586.0	10,867.0

Capital and reserves attributable to the company's equity holders	5,306.5	5,369.2
Non-controlling interest	1,041.1	1,065.7

Total Equity	6,347.7	6,435.0

Provisions	18.8	17.5
Deferred income tax	621.2	657.2
Other liabilities	326.2	310.6
Trade payables	16.7	18.3
Derivative financial instruments	-	0.3
Borrowings	1,023.9	1,302.8
Total non-current liabilities	2,006.7	2,306.6

Current tax liabilities	138.4	153.1
Other liabilities	135.2	88.5
Trade payables	750.2	762.2
Borrowings	1,207.7	1,121.6
Total current liabilities	2,231.6	2,125.4

Total liabilities	4,238.3	4,432.1

Total equity and liabilities	10,586.0	10,867.0

Consolidated cash flow statement

USD million	2Q 2013	2Q 2012	1H 2013	1H 2012
	(Unaudited)		(Unaudited)

Profit for the period	134.4	115.3	285.8	286.6

Depreciation and amortization	94.5	90.5	190.3	179.2
Equity in losses of non-consolidated companies	10.3	19.6	26.2	35.0
Changes in provisions	5.6	3.0	8.0	3.9
Net foreign exchange results and others	4.7	10.8	24.0	29.1
Interest accruals less payments	(20.4)	(0.2)	(15.2)	5.2
Income tax accruals less payments	(92.0)	46.1	(85.1)	73.7
Changes in working capital	70.7	(129.3)	121.5	(170.0)

Net cash provided by operating activities	207.7	155.7	555.5	442.7

Capital expenditures	(289.6)	(230.2)	(507.7)	(406.5)
Proceeds from the sale of property, plant & equipment	0.7	0.5	1.0	1.0
Acquisition of business
Purchase consideration	-	-	-	(2,243.6)
Acquisition of non-controlling interest	(0.9)	-	(0.9)	-
Dividends received from non-consolidated companies	-	4.7	-	4.7
Decrease in Other Investments	28.4	33.5	56.1	111.9

Net cash used in investing activities	(261.5)	(191.5)	(451.5)	(2,532.5)

Dividends paid in cash to company's shareholders	(127.6)	(147.2)	(127.6)	(147.2)
Dividends paid in cash by subsidiary companies	(27.4)	(15.9)	(27.4)	(15.9)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	14.7	-	29.4
Proceeds from borrowings	339.6	90.7	529.1	898.0
Repayments of borrowings	(199.2)	(63.9)	(662.8)	(342.3)

Net cash (used in) provided by financing activities	(14.7)	(121.6)	(288.8)	421.9

Decrease in cash and cash equivalents	(68.4)	(157.3)	(184.8)	(1,667.9)

Shipments
Thousand tons	2Q 2013	2Q 2012	1Q 2013	1H 2013	1H 2012

Mexico	1,191.4	1,222.6	1,249.2	2,440.6	2,456.7
Southern Region	662.6	624.1	608.8	1,271.3	1,221.0
Other Markets	358.9	326.5	383.5	742.4	657.8
Total steel segment	2,212.9	2,173.3	2,241.4	4,454.3	4,335.5

Total mining segment	1,217.6	461.9	1,101.3	2,318.9	914.6

Revenue / ton
USD/ton	2Q 2013	2Q 2012	1Q 2013	1H 2013	1H 2012

Mexico	863	922	852	858	930
Southern Region	1,120	1,085	1,131	1,125	1,100
Other Markets	902	1,054	904	903	1,061
Total steel segment	946	989	937	942	998

Total mining segment	84	96	91	87	98

Net Sales
USD million	2Q 2013	2Q 2012	1Q 2013	1H 2013	1H 2012

Mexico	1,028.2	1,127.0	1,064.7	2,092.9	2,284.1
Southern Region	741.9	677.3	688.7	1,430.6	1,343.5
Other Markets	323.7	344.0	346.7	670.4	698.0
Total steel products	2,093.8	2,148.3	2,100.1	4,193.9	4,325.6
Other products[1]	6.8	8.9	7.1	13.9	13.2
Total steel segment	2,100.6	2,157.2	2,107.2	4,207.8	4,338.9

Total mining segment	101.8	44.4	99.8	201.6	89.8

Total steel and mining segments	2,202.4	2,201.6	2,207.0	4,409.4	4,428.8

Intersegment eliminations	(68.0)	(44.4)	(71.2)	(139.2)	(89.6)

Total net sales	2,134.4	2,157.2	2,135.7	4,270.2	4,339.1
[1] Primarily includes pig iron and pre-engineered metal buildings.